SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                    GSV, INC.
                                    ---------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   36230D 20 6
                                   -----------
                                 (CUSIP Number)

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2003
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
-----------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 36230D 20 6       |         13D/A
-------------------------------------------------------------------------------
1    |       NAMES OF REPORTING PERSONS
     |       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     |
     |                        Polystick U.S. Corp.
     |                             13-4078488
-------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) |_|

     |                                                              (b) |_|
-------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
-------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS:
     |                                 OO
-------------------------------------------------------------------------------
5    |       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     |       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
     |
-------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OF ORGANIZATION:
     |                              New York
-------------------------------------------------------------------------------
                      | 7  |    SOLE VOTING POWER:
                      |    |
                      |    |                  850,000
                      | -------------------------------------------------------
      NUMBER OF       | 8  |    SHARED VOTING POWER:
        SHARES        |    |                  NONE
     BENEFICIALLY     |    |
       OWNED BY       | -------------------------------------------------------
         EACH         | 9  |    SOLE DISPOSITIVE POWER:
      REPORTING       |    |
     PERSON WITH      |    |                  850,000
                      | -------------------------------------------------------
                      | 10 |    SHARED DISPOSITIVE POWER:
                      |    |                  NONE
                      |    |
-------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               850,000
-------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     |       SHARES:                                               |_|
     |
-------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     |
     |       32.2%
-------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON:
     |                                 CO
-------------------------------------------------------------------------------

                               (Page 2 of 5 Pages)

Item 4.  Purpose of  Transaction
         -----------------------

          Item 4 is hereby amended to read as follows:

               Simultaneously with the acquisition of the Common Stock, the Reporting Person additionally entered into a Management Consulting Agreement with the Issuer, whereby the Issuer has engaged the Reporting Person to assist the Issuer in the management of its oil and gas working interests and the development of new oil and gas activities, such as exploration and development and alternative energy recovery.

               On April 8, 2003, the Reporting Person signed a term sheet with the Issuer for the purchase by the Issuer of all oil and gas related properties owned by the Reporting Person. Pursuant to the term sheet, the consideration to be paid by the Issuer, valued at $2.65 million, will consist of 4,500,000 shares of common stock of the Issuer valued at $0.25 per share and 1,500,000 shares of Series B convertible preferred stock of the Issuer. The Series B convertible preferred stock will be convertible into shares of the Issuer's common stock at a price of $1.00 per share, subject to certain antidilution adjustments. The Reporting Person will have the right, pursuant to the terms of the Series B preferred stock, to elect up to three members of the Issuer's board of directors. The purchase price is subject to adjustment based on the Issuer's due diligence investigation of the Reporting Person and its assets. Consummation of the transaction is subject to the completion of due diligence and the negotiation and execution of a definitive purchase agreement. Consummation of the transaction is also subject to the prior repurchase or redemption of all of the outstanding shares of the Issuer's existing Series A preferred stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

          Item 6 is amended to read as follows:

               As of June 1, 2001, the Reporting Person entered into the Asset Purchase Agreement with the Issuer and the Issuer's subsidiary, Cybershop LLC, for the purchase of certain working interests in two gas wells in the state of Louisiana in exchange for $550,000 in cash and 850,000 shares of the Issuer's Common Stock.

               See discussion of term sheet between the Reporting Person and the Issuer in Item 4 above.


                              (Page 3 of 5 Pages)

Item 7. Material to be filed as Exhibits.
        ---------------------------------

          Item 7 is amended to read as follows:

          2.1 Term sheet between the Reporting Person and the Issuer dated April 8, 2003 (Incorporated by reference from Issuer's report on Form 8-K filed on April 9, 2003).


                               (Page 4 of 5 Pages)

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 14, 2003                         POLYSTICK U.S. CORP.

                                               By: /s/ Sagi Matza
                                                   --------------
                                                   Name: Sagi Matza
                                                   Title: President


                               (Page 5 of 5 Pages)